

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Carey S. Roberts
Executive Vice President, General Counsel, Ethics & Compliance Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, Illinois 60654

> **Re: Ventas, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 26, 2021**
> **File No. 333-258177**

Dear Mr. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Stagliano